SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                          SCHEDULE 13G
           Under the Securities Exchange Act of 1934


               TOTAL-TEL USA COMMUNICATIONS, INC.
                        (Name of Issuer)


            COMMON STOCK -- PAR VALUE $.05 PER SHARE
                 (Title of Class of Securities)


                           89151T 10-6
                         (CUSIP Number)







                       June 17, 1998
      (Date of Event Which Requires Filing of This Statement)







Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    ----- Rule 13d-1 (b)

    --X-- Rule 13d-1 (c)

    ----- Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)

                        Page 1 of 9 pages
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                           SCHEDULE 13G
------------------------                           -----------------------
CUSIP No.  89151T 10-6
----------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS: Atocha, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 54-1814354
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
-----------------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
-----------------------------------------------------------------------------
NUMBER OF              5.  SOLE VOTING POWER:             0
SHARES BENEFICIALLY    ------------------------------------------------------
OWNED BY EACH          6.  SHARED VOTING POWER:       484,694
REPORTING             --------------------------------------------------------
PERSON                 7.  SOLE DISPOSITIVE POWER:         0
WITH                  --------------------------------------------------------
                       8.  SHARED DISPOSITIVE POWER:   484,694
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            484,694*
* On July 15, 1998, Total-Tel USA Communications, Inc. distributed 3,452,977 shares of Common Stock, $0.05 par value, in connection with a 2 for 1 stock split to record holders as of June 30, 1998.
-----------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)          7.02%
----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                PN
-----------------------------------------------------------------------------


                           Page 2 of 9 pages
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                           SCHEDULE 13G
------------------------                           -----------------------
CUSIP No.  89151T 10-6
--------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS: Thomas J. Cirrito
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
-----------------------------------------------------------------------------
NUMBER OF              5.  SOLE VOTING POWER:          20,000
SHARES BENEFICIALLY    ------------------------------------------------------
OWNED BY EACH          6.  SHARED VOTING POWER:       484,694
REPORTING             --------------------------------------------------------
PERSON                 7.  SOLE DISPOSITIVE POWER:     20,000
WITH                  --------------------------------------------------------
                       8.  SHARED DISPOSITIVE POWER:  484,694
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            504,694*
* On July 15, 1998, Total-Tel USA Communications, Inc. distributed 3,452,977 shares of Common Stock, $0.05 par value, in connection with a 2 for 1 stock split to record holders as of June 30, 1998.
-----------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)          7.31%
----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                IN
-----------------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT

                              Page 3 of 9 pages




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Item 1(a).                Name of Issuer:
----------                ----------------
                          Total-Tel USA Communications, Inc. (the"Issuer")

Item 1 (b).               Address of Issuer's Principal Executive Offices:
----------                -------------------------------------------------
                          150 Clove Road
                          8 th Floor
                          Little Falls, New Jersey 07424

Item 2(a)                 Name of Person Filing; Address of
and (b)                   Principal Business Office:
----------                -------------------------------------------------
                           This statement is filed by (a)Atocha, L.P., a Texas
                          limited partnership ("Atocha"); and (b) Thomas J.
                          Cirrito, a natural person and a citizen of the United States of America ("Mr. Cirrito"), as joint filers.

                          Atocha, a Texas limited partnership, has its principal business address at 6429 Georgetown Pike, McLean, Virginia 22101. Atocha's principal business is investment capital management for growth. Mr.Cirrito's business address is 6429 Georgetown Pike, McLean, Virginia 22101. Mr. Cirrito's principal occupation is general partner of Atocha.

                                 Page 4 of 9 pages
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Item 2 (c).                Citizenship:
----------                 ------------

                           Atocha: Not applicable.
                           Mr. Cirrito: The United States of America

Item 2(d).                 Title of Class of Securities:
----------                 ------------------------------

                            Common Stock, par value $.05 per share of the
                           Issuer

Item 2 (e).                CUSIP Number:
-----------                --------------

                           89151T 10-6

Item 3.                    Not Applicable.
-------                    --------------------

Item 4.                    Ownership:
-------                    ----------
                           Atocha:

                           (a) 484,694* shares of Common Stock, as of July 15, 1998

                                   *   On July 15, 1998, Total-Tel USA
                                   Communications, Inc. distributed 3,452,977 shares of Common Stock, $0.05 par value, in connection with a 2 for 1 stock split to record holders as of June 30, 1998.

                           (b)     7.02%

                           (c)     (i)      -0-
                                   (ii)    484,694
                                   (iii)    -0-
                                   (iv)    484,694

                            Mr. Cirrito:

                           (a) 504,694* shares of Common Stock, as of July 15, 1998

                                   *   On July 15, 1998, Total-Tel USA
                                   Communications, Inc. distributed 3,452,977 shares of Common Stock, $0.05 par value, in connection with a 2 for 1 stock split to record holders as of June 30, 1998.



                          Page 5 of 9 pages

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                           (b)     7.31%

                           (c)     (i)    20,000
                                   (ii)    484,694
                                   (iii)    20,000
                                   (iv)    484,694


Item 5.                    Ownership of Five Percent or less of a Class:
-------                    ----------------------------------------------

                           Not Applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of
                           another Person:
-------                    ----------------------------------------------

                           Not Applicable.

Item 7.                    Identification and Classification of the Subsidiary
------- Which Acquired the Security Being Reported on By the Parent Holding Company:
                           ---------------------------------------------

                           Not Applicable.


Item 8.                    Identification and Classification of Members of
                           the Group:
------                     -------------------------------------------

                           Not Applicable.

Item 9.                    Notice of Dissolution of Group:
-------                    --------------------------------------------

                           Not Applicable.

Item 10.                   Certification:
--------                   --------------------------------------------

                           Not Applicable.









                          Page 6 of 9 pages
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                                SIGNATURE
                                ----------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 23, 1998

                                         ATOCHA, L.P.


                                        By:     Thomas J. Cirrito,
                                                General Partner


                                        By:     /s/ Thomas J. Cirrito
                                                --------------------
                                                Name: Thomas J. Cirrito
                                                Title: General Partner



                                                /s/ Thomas J. Cirrito
                                                -------------------
                                                Thomas J. Cirrito

                             Page 7 of 9 pages
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                            EXHIBITS
Exhibit I Joint Filing Agreement, dated July 20, 1998, among the signatories to this Schedule 13G.



                             Page 8 of 9 pages